VICTOR INDUSTRIES, INC.
180 Southwest Higgins Avenue
Missoula, Montana 59803
Tel. No. (406) 549-2261
Fax No. (406) 728-7159

September 12, 2005

VIA EDGAR ONLY
April Sifford, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

    RE:     Victor Industries, Inc.
        File No. 000-30237
       Comment letter dated August 15, 2005

Dear Ms. Sifford:

On behalf of Victor Industries, Inc. (“Victor” or the “Company”), please be advised that I am in receipt of your letter dated August 15, 2005 with respect to the Form 10-KSB for year ended December 31, 2004 and with respect to the Form 10-QSB for the periods ended March 31, 2005 and June 30, 2005.

Please accept this letter in lieu of a more formal response to each comment set forth in your letter. The questions in your letter have been restated prior to our response for ease of reference.

This letter is being submitted at your request to review draft revisions prior to amending any filings referenced herein.

Form 10-KSB for the year ended December 31, 2004

General

1.	Amend your filing to include the appropriate signatures. Refer to the instructions for Form 10-KSB.

See revised draft Certifications duly executed attached hereto as Exhibit “A.”  Revisions are depicted in larger, bolded font.

Management’s Discussion & Analysis

2.
Amend your filing to include considerable detail regarding the stock that you issued for debt settlement and for services in 2003 and 2004. We would suggest that you provide to us draft disclosure prior to filing your amendment. Refer to Item 303(b) of Regulation S-B.

See revised Item 6. Management Discussion & Analysis attached hereto as Exhibit “B.”

Certifications

3.
We note that the certification filed by you, as required by Rule 13a-14(a) or Rule 15d-14(a), fails to comply with the precise requirement for our rules. Please amend your filing to include a certification that strictly complies. The language used must be exactly as set forth in the rules. Refer also to Item 601 of Regulation S-B.

See revised draft Certifications duly executed attached hereto as Exhibit “A.”

Form 10-QSB for the periods ended March 31, 2005 and June 30, 2005

4.	Amend your Form 10-QSB to comply with our comments on your Form 10-KSB, as applicable.

See revised draft Certifications duly executed attached hereto as Exhibit “C.”

See revised Management Discussion & Analysis for period ended March 31, 2005 attached hereto as Exhibit “D.”  Revisions are depicted in larger, bolded font.

See revised Management Discussion & Analysis for period ended June 30, 2005 attached hereto as Exhibit “E.”  Revisions are depicted in larger, bolded font.

VICTOR INDUSTRIES, INC.
April Sifford, Branch Chief
Securities & Exchange Commission
September 12, 2005

On behalf of the Company, please be further advised that the Company hereby acknowledges the following:

(1)	the Company is responsible for the accuracy and adequacy of the disclosures in the filings;
(2)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your attention to this matter and for the courtesies extended.

To the extent that you have additional comments or concerns, please contact me directly or my attorneys, the Law Offices of Wade Huettel, Esq., at (619) 892-3006.

Very truly yours,

/s/ Lana Pope

Lana Pope,
President & CEO

cc: Wade D. Huettel, Esq.

EXHIBIT A

CERTIFICATION

I, Lana Pope, certify that:

1. I have reviewed this annual report on Amendment No. 1 to Form 10-KSB of Victor Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  September 12, 2005

/s / Lana Pope

Lana Pope
Chief Executive Officer, President, and Chairman
(Principal Executive Officer)

CERTIFICATION

I, Lana Pope, certify that:

1. I have reviewed this annual report on Amendment No. 1 to Form 10-KSB of Victor Industries, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  September 12, 2005

/s / Lana Pope

Lana Pope
Chief Financial Officer
(Principal Financial Officer)

VICTOR INDUSTRIES, INC.
SARBANES-OXLEY ACT SECTION 906 CERTIFICATION

In connection with this annual report on Amendment No. 1 to Form 10-KSB of Victor Industries, Inc. for the fiscal year ended December 31, 2004, I, Lana Pope, Chief Executive Officer, President and Chairman of Victor Industries, Inc., hereby certify pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. This Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2004 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2004 fairly presents, in all material respects, the financial condition and results of operations of Victor Industries, Inc. for the periods presented therein.

Date: September 12, 2005

/s / Lana Pope

Lana Pope
Chief Executive Officer, President and Chairman
(Principle Executive Officer)

VICTOR INDUSTRIES, INC.
SARBANES-OXLEY ACT SECTION 906 CERTIFICATION

In connection with this annual report on Amendment No. 1 to Form 10-KSB of Victor Industries, Inc. for the fiscal year ended December 31, 2004, I, Lana Pope, Chief Financial Officer and Secretary of Victor Industries, Inc., hereby certify pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1. This Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2004 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2004 fairly presents, in all material respects, the financial condition and results of operations of Victor Industries, Inc. for the periods presented therein.

Date: September 12, 2005

/s./ Lana Pope

Lana Pope
Chief Financial Officer
(Principle Financial Officer)

EXHIBIT B

Item 6. Management's Discussion And Analysis Or Plan Of Operation.

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

Critical Accounting Policies.

Our critical and significant accounting policies, including the assumptions and judgments underlying them, are disclosed in the Notes to the Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition and depreciation methods. The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The financial information set forth in the following discussion should be read in conjunction with, and qualified in its entirety by, the financial statements of the Company included elsewhere herein.

Financial Condition And Changes In Financial Condition

Overall Operating Results

We did not have any zeolite sales or sales of any Company products for the year ended December 31, 2004 and 2003. We anticipate that increased marketing efforts for the fertilizer compound in the future will generate the required revenues to sustain our anticipated growth. There can be no assurances that such sales will occur or that our patent application will be approved. Operating expenses were $1,229,148 for the current year and were primarily incurred for professional, legal, accounting and consulting fees incurred in connection with the compliance costs incurred with filing requirements with the SEC and with its application to the General Services Administration to list our products on the GSA Advantage website. The comparable operating expenses for the prior year were $246,646. These expenses were incurred for consulting fees that relate to the registering of our securities in connection with the filing of SEC form 10KSB as well as general business development; management fees paid to our Chief Executive Officer in lieu of wages; licenses and fees for registering our securities; professional fees for legal and accounting fees for completing our quarterly filing requirements for the Securities and Exchange Commission; travel expenses for marketing and attending trade shows and non-cash charges for services rendered where the payee accepted our common stock in lieu of cash.

We incurred a net loss for the year ended December 31, 2004 of $1,215,498 as compared to a net loss of $476,442 for the year ended December 31, 2003. The 2003 losses were attributable to the aforementioned operating expenses, and the discontinued operations of New Wave Media.

Results of Operations for year ended December 31, 2004 as compared with the prior year ended December 31, 2003.

We generated $1,290 in revenues during the year ended December 31, 2004 versus $0 for the year ended December 31, 2003.

Operating Expenses

We have accumulated $5,800,000 of net operating loss carry forwards as of December 31, 2004, that may be offset against future taxable income. There will be limitations on the amount of net operating loss carry forwards that can be used due to the change in the control of the management of the Company. No tax benefit has been reported in the financial statements, because we believe there is almost a 100% chance the carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards is offset by valuation allowance of the same amount.

Debt Settlement and Consulting Services

Selling, general and administrative expense increased $1,012,846 to $1,226,109 for the year ended December 31, 2004 compared with $213,263 for the year ended December 31, 2003. This increase is primarily attributable to $965,618 of non-cash expenses in 2004 reflecting the fair value of common stock issued as compensation to employees for services, in settlement of outstanding loans or for services rendered to the Company.

In 2004, the Company attributed $517,238 of non-cash expenses which was primarily used to pay the following services: officer & director fees, sales and communication, business development, product development, research, accounting, web site development & maintenance, legal, edgarizing and public relations. The balance of non-cash expenses of $448,380 in 2004 is attributable to the settlement of old outstanding payables that were settled and the settlement of cash debt owed to certain individuals for services rendered to the Company.

By way of comparison in 2003, the Company attributed $155,000 of non-cash expenses which was primarily to pay for the following services: sales, business & product development, research, accounting, legal, and public relations. The balance of non-cash expenses of $75,000 in 2003 is attributable to the settlement of old outstanding payables that were settled and the settlement of cash debt owed to certain individuals for services rendered to the Company.

The following table more fully illustrates the shares issued and/or paid for debt or services during the years ended December 31, 2004 and December 31, 2003:

		ISSUED FOR	ISSUED FOR
DATE	STOCK ISSUANCE	DEBT	SERVICES	SHARES	AMOUNT

	Beginning Balance 12/31/2002			121,721,692	13,084.00

3/31/2003	Debt	13,000,000		13,000,000	1,300.00

5/20/2003	Debt	1,000,000		1,000,000	100.00

9/30/2003	Services		7,000,000	7,000,000	700.00

9/30/2003	Services		7,000,000	7,000,000	700.00

9/30/2003	Services		1,500,000	1,500,000	150.00

	31-Dec-03	14,000,000	15,500,000	151,221,692	16,034

10/1/2004	Debt	9,000,000		9,000,000	900.00

10/1/2004	Debt	6,666,605		6,666,605	666.67

10/1/2004	Debt	4,040,800		4,040,800	404.08

10/1/2004	Debt	4,040,800		4,040,800	404.08

10/1/2004	Debt `	2,500,000		2,500,000	250.00

10/1/2004	Debt	3,400,000		3,400,000	340.00

12/31/2004	Debt	551,100		551,100	55.11

1/26/2004	Services		20,433,300	20,433,300	2,043.33

10/1/2004	Services		2,500,000	2,500,000	250.00

10/1/2004	Services		200,000	200,000	20.00

11/17/2004	Services		1,566,916	1,566,916	156.69

12/15/2004	Services		750,000	750,000	75.00

12/15/2004	Services		5,400,000	5,400,000	540.00

12/15/2004	Services		500,000	500,000	50.00

12/20/2004	Services		750,000	750,000	75.00

12/31/2004	Services		1,000,000	1,000,000	100.00

12/31/2004	Services		2,281,200	2,281,200	228.12
.
12/31/2004	Services		1,281,200	1,281,200	128.12

12/31/2004	Services		10,933,300	10,933,300	1,093.33

	December 31, 2004	30,199,305	47,595,916	77,795,221	7,780

	Total	44,199,305	63,095,916	229,016,913	23,814

Liquidity And Capital Resources

Stock Sold For Cash

We will need additional financing in order to implement our business plan and continue as a going concern. We do not currently have a source for any additional financing and we cannot give any assurances that we will be able to secure any financing.

Plan of Operation

The Company has two main initiatives underway: (1) to begin the sales, distribution and further development of the fertilizer business; and (2) to continue discussions with companies that are interested in being acquired by Victor Industries.

Plan of Operation for the Next Twelve Months

Fertilizer Business

The Company has refocused its efforts on sales of ENVIROLIZER and the funding of research to confirm the Company’s belief that its technology will effectively absorb ammonia and phosphates from animal waste streams at CAFO’s (Concentrated Animal Feeding Operations) and harvest what would be a truly organic, long lasting, non-leaching fertilizer/ soil amendment. The addition of this product to the soil confers permanent benefits such as using less water, less frequently than possible now while generally enhancing yields.

In 2005 Victor Industries intends to introduce additional products, including a potting soil pre-mixed with ENVIROLIZER, an organic version of ENVIROLIZER and a twenty pound version for retail customers.

The Company intends to finance this aspect of its business through cash flow generated from prospective fertilizer sales and through the sale of the Company's common shares.

Acquisitions and Mergers

Victor Industries is interested in acquiring businesses outside of the Company's traditional fertilizer business. In this regard, the Company will continue to explore opportunities that have been presented to the Company from other private and public entities.

In our opinion, the Company will have to raise working capital from outside sources during the next twelve months to meet our obligations and commitments as they become payable. Historically, we have been successful in our efforts to secure working capital from private placements of common stock and loans from private investors.

Inflation

Our results of operations have not been affected by inflation and we do not expect inflation to have a significant effect on our operations in the future.

Forward-Looking Information

From time to time, our representatives or we have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the Securities and Exchange Commission. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions other than those previously mentioned in the management's discussion and analysis that could have a material adverse effect on the Company's consolidated financial position, future results of operations, or liquidity. However, investors should also be aware of factors that could have a negative impact on the Company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include:(i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the Company seek to do so, (iii) increased governmental regulation, (iv) increased competition, (v) unfavorable outcomes to litigation involving the Company or to which the Company may become a party in the future and, (vi) a very competitive and rapidly changing operating environment.

The risks identified here are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The history of losses and the inability for the Company to make a profit from selling a good or service has raised substantial doubt about our ability to continue as a going concern.

In spite of the fact that the current obligations of the Company are relatively minimal, given the cash position of the Company, we have very little cash to meet obligations as they arise.

We intend to fund the Company and attempt to meet corporate obligations by selling common stock. However the Company's common stock is at a very low price and is not actively traded.

We face exposure to fluctuations in the price of our common stock due to the very limited cash resources we have. For example, the Company has very limited resources to pay legal and accounting professionals. If we are unable to pay a legal or accounting professional in order to perform various professional services for the company, it may be difficult, if not impossible, for the Company to maintain its reporting status under the Securities Exchange Act of 1934. If the Company felt that it was likely that it would not be able to maintain its reporting status, it would make a disclosure by filing a Form 8-K with the SEC. In any case, if the Company was not able to maintain its reporting status, it would become "delisted" and this would potentially cause an investor or an existing shareholder to lose all or part of his investment.

EXHIBIT C

CERTIFICATIONS

I, Lana Pope, certify that:

1.	I have reviewed this Form 10-QSB of Victor Industries, Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

 (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

 (b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

 (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

 (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 12, 2005  /s/ Lana Pope_______________________
Lana Pope, Chief Executive Officer

CERTIFICATIONS

I, Lana Pope, certify that:

1.	I have reviewed this Form 10-QSB of Victor Industries, Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

 (c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

 (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 12, 2005    /s/ Lana Pope
Lana Pope, Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB (the “Report”) of Victor Industries, Inc. (the “Company”) for the quarter ended ______________, 2005, the undersigned Lana Pope, the Chief Executive Officer and the Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of the undersigned’s knowledge and belief:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: September 12, 2005  /s/ Lana Pope
Lana Pope
Chief Executive Officer

Dated: September 12, 2005  /s/ Lana Pope
Lana Pope
Chief Financial Officer

EXHIBIT D

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The following analysis of historical financial condition and results of operations are not necessarily reflective of the on-going operations of the Company.

Overall Operating Results - Comparison to Quarter Ended March 30, 2004

We did not have any zeolite sales for the quarters ended March 31, 2005 or March 31, 2004. We anticipate that increased marketing efforts and the successful approval of our patent for the fertilizer compound in the future will generate the required revenues to sustain our anticipated growth. There can be no assurances that such sales will occur.

Selling and administrative expenses for the quarter ended March 31, 2005 totaled $111,878. These expenses were incurred primarily for the following reasons:

·	Legal fees of $21,575.
·	Accounting fees of $11,000 incurred primarily in conjunction with the annual audit and bookkeeping.

·	Business consulting fees of $60,000.
·	Advertising, promotion and related travel expenses of $0.00.

Similar expenses incurred for the quarter ended March 31, 2004 were $166,933 and were incurred primarily for consulting services of a similar nature.

Also, for comparison purposes, there were no newly issued shares attributed to the payment of services during the period ended March 31, 2005 as opposed to non-cash expenses totaling $57,733, primarily consisting of newly issued shares, attributed to services during the period ended March 31, 2004.

We incurred a net loss for the current quarter of $112,945 as compared to a net loss of $168,723 for the comparable prior year quarter. These losses were attributable to the aforementioned operating expenses.

EXHIBIT E

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The following analysis of historical financial condition and results of operations are not necessarily reflective of the on-going operations of the Company.

Overall Operating Results - Comparison to Quarter Ended June 30, 2004

We did have one zeolite sale for during the quarter ended June 30, 2005.  We anticipate that increased marketing efforts and the successful approval of our patent for the fertilizer compound in the future will generate the required revenues to sustain our anticipated growth. There can be no assurances that such sales will occur.

Selling & Administrative expenses incurred during the quarter totaled $112,279. These expenses were incurred primarily for the following reasons:

·	Legal fees of approximately $21,000.
·	Accounting, audit and bookkeeping fees totaling approximately $11,000.

·	Business consulting fees of $60,000.
·	Advertising, promotion and related travel expenses of $0.00.

Similar expenses incurred for the quarter ended June 30, 2004 were $166,933 and were incurred primarily for consulting services of a similar nature.

Also, for comparison purposes, there were non-cash expenses totaling $1,300, consisting of newly issued shares, attributed to the payment of services during the period ended June 30, 2005 as opposed to no new shares issued for services during the period ended June 30, 2004.

We incurred a net loss for the current quarter of $123,283 as compared to a net loss of $99,484 for the comparable prior year quarter. These losses were attributable to the aforementioned operating expenses.